Samuel Effron | 212 692 6810 | seffron@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com fax transmittal

From:

Name	Samuel Effron
Date	October 19, 2007
# of Pages	4 (including cover)

To:

Name	Company	Fax #
Cathey Baker	C/o SEC	(202) 772-9206

Comments:

Please find attached an acceleration request in regard to the Secure America Acquisition Corporation initial public offering. Regards, Sam Effron

Please call us at 212-935-3000 if you experience any problems.

STATEMENT OF CONFIDENTIALITY

The information contained in this fax is intended for the exclusive use of the addressee and may contain confidential or privileged information. If you are not the intended recipient, you are hereby notified that any form or dissemination of this communication is strictly prohibited. If this fax was sent in error, please immediately notify us by phone.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Secure America Acquisition Corporation
1005 North Glebe Road, Suite 550
Arlington, VA 22201

October 19, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax (202) 772-9206

Attention: Cathey Baker

RE:  Secure America Acquisition Corporation
Registration Statement on Form S-1 (Registration No. 333-144028)
Acceleration Request

Dear Ms. Baker:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Secure America Acquisition Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Tuesday, October 23, 2007, at 2:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that:

1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the  filing effective, does not relieve the Company from its full responsibility for the adequacy and  accuracy of the disclosure in the filing; and

3)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Jeffrey P. Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, NY 10017, telephone (212) 692-6732.

Very truly yours,

/s/ James Maurer
James Maurer
Corporate Secretary

cc:   Secure America Acquisition Corporation
James Maurer
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Avisheh Avini, Esq.

SunTrust Robinson Humphrey
3333 Peachtree Road, NE
Atlanta, Georgia 30326

October 19, 2007

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Secure America Acquisition Corp.
Registration Statement on Form S-1 (SEC File No. 333-144028)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Secure America Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, on October 23, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between October 12, 2007 and October 19, 2007, the undersigned effected a distribution of approximately 1,959 copies of the Preliminary Prospectus dated October 12, 2007 (the “Preliminary Prospectus”) to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

Very truly yours,

SunTrust Robinson Humphrey
as Representatives for Underwriters

/s/ John Williams